December 23, 2013

Via EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE

Washington, DC 20549

Attention:  Mr. John Cash, Branch Chief

Re:                             Summer Infant, Inc.

Form 10-K for the year ended December 31, 2012

Filed March 13, 2013

File No. 1-33346

Dear Mr. Cash:

This letter is submitted on behalf of Summer Infant, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 13, 2013 (the “Form 10-K”), as set forth in a letter dated December 12, 2013 to Mr. Paul Francese, the Company’s Chief Financial Officer (the “Comment Letter”).

For reference purposes, the text of the relevant portions of the Comment Letter has been reproduced herein with the response below the numbered comment.  For your convenience, we have italicized the reproduced Staff comments from the Comment Letter and we have bolded the headings of our response thereto.

Form 10-K for the Year Ended December 31, 2012

Audited Financial Statements, page F-1

3. Goodwill and Intangible Assets, page F-14

1.              We have read your response to comment one of our letter dated November 18, 2013 and appreciate the additional information. So that we may better understand your accounting treatment, please address the following regarding your 2012 reclassification of a $2.3 million customer relationship intangible:

•                  Tell us whether you performed an impairment test at the time of this reclassification and if so, what the results indicated. Please refer to ASC Topic 350-30-35-17;

•                  Show us how you will revise your future filings to explain the method you used to amortize these assets subsequent to reclassification. In light of the fact that your revenues from this customer have decreased significantly since 2008 from over 50% of total revenues to approximately 32% of revenues during 2012, please tell us how you determined that the amortization method you use reflects the pattern in which the economic benefits of customer relationship asset are consumed or otherwise used up; and

•                  Confirm that you will revise your future filings to more clearly explain the circumstances surrounding the reclassification (including the amount reclassified as well as how and when the original intangible assets arose).

Company Response

The Company undertook an intangible asset impairment analysis in the third quarter of 2012 and engaged a third party global consulting firm to assist management in testing our indefinite lived intangible assets prior to their reclassification to finite lived intangible assets in accordance with ASC Topic 350-30-35-17. The result of the analysis was a fair value assessment of $2,560,000 while the carrying value was $2,345,745 on this customer relationship.

In determining the amortization method for this customer relationship, we considered whether or not there was a pattern in which the economic benefits of the intangible asset could be consumed. The customer this asset relates to was founded in 1948, is a major player in our industry, and we have been selling to the customer for over ten years. Over this time period, our gross sales and sales as a percent of the total business have both increased and decreased over time for various reasons, none of which we believe would indicate a future trend that we could rely on. What we do believe is that this customer will be in business for at least the next twenty years, remain a major player in our industry, and that we will continue to do business with them. We believe sales and profits may increase or decrease over time with this customer as business conditions change while we continue to grow a global business. As a result, we concluded that a pattern cannot be reliably determined and therefore selected the straight-line amortization method for use.

In our future filings, beginning with our Annual Report on Form 10-K for the year ending December 31, 2013, we will enhance our disclosure to explain the method used to amortize these assets subsequent to reclassification.  Set forth below is an example of the proposed expanded disclosure, which we anticipate will appear in the Company’s “Intangible Asset” footnote.

“As a result of its analysis and the valuation study discussed previously, prior to testing goodwill for impairment, management determined that the estimated fair value of an indefinite lived intangible for a brand name (based on the relief from royalty method of the income approach) was lower than carrying value and recorded a write-down as summarized below.

In addition, the Company concluded that certain customer relationship intangible assets valued at $2,346 should be changed from an indefinite-lived intangible asset to a finite-lived intangible asset at the end of the third quarter of 2012, on a prospective basis. In accordance with ASC Topic 350-30-35-17, the Company undertook an intangible asset impairment analysis prior to the reclassification and determined that the fair value of the assets exceeded their carrying value. The customer relationship assets were added in 2008 and 2009 from past acquisitions. As part of this reclassification, the assets were assigned a 20 year estimated useful life and are amortized over a straight-line basis as there was no discernable pattern in which the economic benefits of the intangible asset could be consumed. Amortization began in the fourth quarter of 2012 and is included in the table below.”

The Company confirms that it will revise its future filings to more clearly explain the circumstances surrounding the reclassification (including the amount reclassified as well as how and when the original intangible assets arose).

12. Geographical Information, page F-28

2.                                      Please confirm that in future filings you will indicate that it is not practicable to disclose product line revenues.

Company Response

The Company acknowledges the Staff’s comment and confirms that, in future filings, it will indicate that it is not practicable to disclose product line revenues.

*   *   *

In connection with the Company’s responses contained in this letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this letter, please do not hesitate to call the undersigned at (401) 671-6572.

Sincerely,

/s/ Paul Francese

Paul Francese
Chief Financial Officer
Summer Infant, Inc.

cc:                                Mindy Hooker, Securities and Exchange Commission

Lisa Haynes, Securities and Exchange Commission

Elizabeth Fraser, Greenberg Traurig, LLP